Quasar Distributors LLC
615 E. Michigan Street
Milwaukee, WI  53202
August 18, 2016

Via EDGAR and Electronic Mail
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RiverNorth Marketplace Lending Corporation
Registration Statement on Form N-2
File Nos. 333-204886 and 811-23067

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as distributor of the securities covered by the above-captioned Registration Statement, hereby joins in the request of RiverNorth Marketplace Lending Corporation that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m., Eastern Daylight Savings Time, on August 19, 2016, or as soon thereafter as practicable.

Sincerely,

Quasar Distributors LLC

By:	/s/ James Schoenike
Name: James Schoenike
Title: President